Filed by Valentis, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Valentis, Inc.

Commission File No. 0-22987

This filing relates to a proposed merger between Valentis, Inc., or Valentis, and Urigen N.A., Inc., or Urigen, pursuant to the terms of an Agreement and Plan of Merger, dated as of October 5, 2006, by and among Valentis, Urigen and Valentis Holdings, Inc.

Where to Find Additional Information about the Proposed Merger

Valentis intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the proposed merger. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the proposed merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Valentis by contacting Valentis Investor Relations at (650) 697-1900.

Valentis and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Valentis in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus of Valentis and Urigen described above. Additional information regarding the directors and executive officers of Valentis is also included in Valentis’ Annual Report on Form 10-K for the fiscal year ended June 30, 2006, which was filed with the Securities and Exchange Commission on September 28, 2006. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Valentis by contacting Valentis Investor Relations at (650) 697-1900.

Urigen and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Urigen in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus of Valentis and Urigen described above.

863A Mitten Road • Burlingame, CA 94010 • Tel. (650) 697-1900 • Fax (650) 652-1990

Valentis, Inc.

Valentis, Inc.

Joe Markey

(650) 697-1900 x369

IR@valentis.com

VALENTIS COMPLETES SALE OF ASSETS TO INOVIO BIOMEDICAL CORPORATION

BURLINGAME, CA, October 17, 2006 – Valentis, Inc. (NASDAQ: VLTS) announced today that it has entered into an asset sale agreement with Inovio Biomedical Corporation pursuant to which Inovio has acquired from Valentis certain non-core technology rights and intellectual property including:

•                  GeneSwitch© gene regulation technology

•                  Certain PINC™ polymers (synthetic gene delivery system including poly-glu excluding non-nucleic acid delivery methods)

•                  Certain cationic lipids

•                  Certain expression technologies

The total price of this transaction was $860,000, of which a portion was offset by an outstanding debt Valentis owed to Inovio relating to a 2001 license agreement between the parties.

Technologies currently being applied by collaborators under license by Valentis for the development of therapeutics are expected to be assigned to Inovio.

About Valentis

Valentis is a biotechnology company that was engaged in the development of innovative products for peripheral arterial disease, or PAD, a large and unsatisfied market. On July 11, 2006, Valentis announced that no statistically significant difference was seen in the primary endpoint or any of the secondary endpoints in its Phase IIb clinical trial of VLTS 934 in PAD. On October 5, 2006, Valentis announced the signing of a definitive merger agreement with Urigen N.A., Inc. While Valentis focused its efforts on the development of novel peripheral arterial disease therapeutics, its technologies are being applied by its collaborators for the development of therapeutics to treat a variety of indications including infectious diseases and cancer.

Additional information about Valentis can be found at www.valentis.com.

This press release includes forward-looking statements.  These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  In particular, forward-looking statements include, without limitation, statements related to the assignment of patents and licenses, the completion of its proposed merger with Urigen, the expected closing date of the proposed merger, future financial and operating results, expected benefits and synergies of the proposed merger, tax and accounting treatment of the proposed merger, future opportunities, potential clinical trial results, management changes and any other effect, result or aspect of the transaction.  Valentis has based these forward-looking statements on current expectations, assumptions, estimates and projections.  While Valentis believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond its control.  These risks include: the future financial condition of Valentis (either before or after the proposed merger), the continued qualification of the common stock of Valentis for listing on the Nasdaq Capital Market (either before or after the proposed merger), risks associated with the discontinuance of the existing Valentis operations, including, but not limited to, the sale of certain non-core technology rights and intellectual property to Inovio, risks associated with unsatisfactory results from the clinical trials of acquired Urigen products, the successful integration of Valentis and Urigen, costs and potential litigation associated with the proposed merger, industry-wide changes and other causes, the risk that the proposed merger may not be completed, the failure of either party to meet the closing conditions set forth in the merger agreement or that the closing of the proposed merger may be delayed due to failure to obtain required approvals.  These and other important factors, including those discussed in Valentis’ Annual Report on Form 10-K for the fiscal year ended June 30, 2006, may cause the actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.  Given these risks and uncertainties, investors and securityholders are cautioned not to place undue reliance on such forward-looking statements.  Valentis does not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.